QWICK MEDIA INC.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the nine months ended September 30, 2011

November 29, 2011

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s interim financial statements for the nine-month period ended September 30, 2011 and audited financial statements for the year ended December 31, 2010. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of November 29, 2011.

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of November 29, 2011. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: (1) the inability of the Company to generate revenue from its planned operations, (2) the inability of the Company to protect its intellectual property, (3) a downturn in the advertising industry, (4) inability to maintain or expand its Micro-broadcast network coverage, (5) failure to obtain high-quality non-advertising content that is included in the Company’s interactive programs, (6) inability to attract advertisers to purchase advertising time, (7) failure to obtain certain approvals and/or authorizations under applicable federal laws, (8) failure to retain key third-party agencies, (9) changing advertising trends and the technology needs of advertisers and consumers, (10) competition in the global advertising industry, (11) fluctuation in the demand for interactive DOOH (as defined herein) advertising, (12) a decrease in the demand for our planned advertising, (13) future acquisitions, (14) compliance with the PRC government laws and restrictions, (15) changes in laws and regulations, (16) changes in the political and economic policies of the PRC government, (17) uncertainties with the People’s Republic of China (“PRC”) legal system, (18) fluctuation in exchange rates, (19) restrictions on currency exchange, (20) the loss of key employees and (21) those factors described in the section entitled “Risk Factors and Uncertainties” in this MD&A. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company is a development stage company. The Company develops interactive proprietary software, knowhow and hardware. QwickView™ touch screen software is built in C# programming language on a Windows® multi-touch platform. Technically, there are no creative boundaries, such as limits imposed by third party software applications, intellectual bottle-neck, platform stability and external technical support. The software design process is standardized and documented so new employees can be readily integrated. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi and Beijing, China. It is the equivalent of artists working with engineers. Due to time differences the Company programs in a 24/7 environment. This strategy leverages production outsourcing and high execution speed. QwickView™ hardware is the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals. Hardware manufacturing and development is managed from Shenzhen, China, thirty minutes west of Hong Kong.

The Company was incorporated on October 5, 2000 under the laws of the state of Nevada. Effective June 26, 2006, we re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, the Company re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, the Company re-domiciled to the Cayman Islands and became a foreign private issuer.

On October 6, 2009, the Company received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in the Company’s name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the re-domiciling of the Company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, the Company’s new quotation symbol on the OTC Bulletin Board became “TUSMF”.

On June 22, 2010, the Company changed its name to “Qwick Media Inc.” with the Registrar of Companies of the Cayman Islands and, on July 15, 2010, the Company received approval from FINRA for that name change. The name change was approved by the shareholders of the Company at its annual and special meeting held on June 18, 2010. On March 15, 2011, the Company changed its trading symbol to “QWIKF”.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which the Company acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of the Company’s common stock for each share of Qeyos.

On the same day, the Company completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000. The Company intends to use the net proceeds from this private placement to fund further capital fund raising and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement the Company’s existing capabilities and businesses.

On the same day, the Company completed the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of US$127,428 debt outstanding.

On April 19, 2011, Qeyos incorporated Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”) under the laws of the PRC as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of the Company’s operations in China. Wuxi currently employees 15 people at an aggregate cost of approximately $20,000 per month, who provide software development services to the Company.

On August 5, 2011, the Company issued a US$1,000,000 secured convertible debenture (the “Debenture”) to R.J. Tocher Holdings Ltd., a company owned by the Company’s President and Chief Executive Officer. The debenture has a maturity date of July 30, 2015 and bears interest at 10% per annum. Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company at a deemed conversion price of: (i) $0.60 per share until July 30, 2012; (ii) $1.00 per share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per share between July 31, 2013 and the maturity date.

On November 15, 2011, the Company created one series of the one hundred million (100,000,000) preferred shares it is authorized to issue, consisting of twenty-five million (25,000,000) shares, which were designated as Class A Preferred Shares (each, a “Class A Share”). The Class A Shares carry certain rights and restrictions that include redemption and retraction rights. Each Class A Share may be convertible from time to time into one common share of the Company at the holder’s option until July 31, 2015 at the following conversion prices:

(a)	US$0.60 per common share if converted at any time up to and including July 31, 2012;

(b)	US$1.00 per common share if converted at any time between August 1, 2012 and July 31, 2013; and

(c)	US$1.50 per common share if converted at any time between August 1, 2013 and July 31, 2015.

On November 18, 2011, the Company amended the terms of the Debenture (the “Amendment”) to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Shares rather than common shares. Immediately upon the effectiveness of the Amendment, R.J. Tocher determined to convert the principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of US$1.00 per Class A Share.

On November 18, 2011, the Company completed a private placement with R.J. Tocher Holdings Ltd., consisting of the issuance of 1,000,000 Class A Shares at a price of US$1.00 per Class A Share for gross proceeds of US$1,000,000.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company for the most recent eight quarters:

	September 30, 2011 ($)	June 30, 2011 ($)	March 31, 2011 ($)	December 31, 2010 ($)
Revenues	48,431	58,513	10,020	-
Operating Expenses	723,960	1,037,440	792,331	45,419
Net Loss	675,529	978,927	782,311	45,419
Loss per Share (Basic and Diluted)	0.01	0.01	0.01	-
	September 30, 2010 ($)	June 30, 2010 ($)	March 31, 2010 ($)	December 31, 2009 ($)
Revenue	-	-	-	-
Operating Expenses	42,084	219,304	46,401	33,783
Net Loss	42,084	219,304	46,401	33,783
Loss per Share (Basic and Diluted)	-	-	-	-

RESULTS OF OPERATIONS

The Company generated $48,431 in revenue during the three month period ended September 30, 2011 compared to $nil during the three month period ended September 30, 2010. The reason for the increase in revenue was a result of the commencement of significant marketing and sales operations of the Company’s operating subsidiary, Qeyos Ad Systems Inc., which resulted in the generation of operating revenues from a variety of sources, including sales and rentals of digital media kiosks, fees for custom software development for kiosk customers, and advertising fees from advertisers on the digital media kiosks sold, rented or otherwise deployed to a variety of venues in Canada, including retail shopping malls and convention centres.

The Company generated $116,964 in revenue during the nine month period ended September 30, 2011 compared to $nil during the nine month period ended September 30, 2010. The reason for the increase in revenue was a result of the commencement of significant marketing and sales operations of the Company’s operating subsidiary, Qeyos Ad Systems Inc., which resulted in the generation of operating revenues from a variety of sources, including sales and rentals of digital media kiosks, fees for custom software development for kiosk customers, and advertising fees from advertisers on the digital media kiosks sold, rented or otherwise deployed to a variety of venues in Canada, including retail shopping malls and convention centres.

During the three and nine month periods ended September 30, 2011, the Company’s expenses increased significantly over the same periods in 2010 due to the commencement of the Company’s current operations upon completion of the acquisition of Qeyos. Qeyos maintains corporate offices and warehouse facilities with approximately 29 employees in Burnaby, British Columbia and development offices with approximately 15 employees in Wuxi, China resulting in expenditures for salaries and wages of an amount of $841,746 during the nine months ended September 30th, 2011. The Company endeavoured to emerge from its development status with a specialized product and service offering of turnkey technology and services including content production for interactive digital signage and kiosk applications suitable for retail, hotel and hospitality, automotive, targeted promotions using coupons in real time, and point of purchase transactions and support resulting in expenditures of an amount of $419,023 in the same period. In addition, the Company experienced increased spending to advance on the expertise of its consultants toward certain emerging business and market opportunities primarily in the United States that have yet to come to fruition. Increased spending was made on travel, advertising and promotion with a view to increasing market awareness of the Company and its ready for market technology offerings.

The tables set out below under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” set out the components of the Company’s expenses for the three and nine months ended September 30, 2011.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010:

	Three months ended Sept. 30/11 ($)	Three months ended Sept. 30/10 ($)	Nine months ended Sept. 30/11 ($)	Nine months ended Sept. 30/10 ($)
Advertising and promotion	41,393	8,622	96,776	9,839
Amortization	6,579	19	18,970	338
Consulting fees	28,202	5,327	281,717	69,206
Filing fees	2,020	244	12,860	838
Foreign exchange	13,540	28,627	(5,919)	15,928
Interest and bank charges	18,567	6,810	20,457	18,289

	Three months ended Sept. 30/11 ($)	Three months ended Sept. 30/10 ($)	Nine months ended Sept. 30/11 ($)	Nine months ended Sept. 30/10 ($)
Management fees	(32)	16,884	2,353	67,993
Office and administrative	109,136	2,640	380,554	1,992
Professional fees	74,803	31,788	263,166	77,481
Rent	42,946	891	143,433	16,274
Salaries, wages and benefits	273,420	181,428	841,746	256,176
Software development costs	93,821	19,758	419,023	128,900
Travel	19,565	-	78,595	-

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources at September 30, 2011 as compared to the year ended December 31, 2010:

	September 30, 2011 (unaudited) ($)	December 31, 2010 (audited) ($)
Cash	289,886	877,848
Working capital (deficit)	(99,031)	630,259
Total assets	1,076,374	1,088,360
Total liabilities	1,084,118	458,101

The Company’s working capital decreased from $630,259 at December 31, 2010 to a deficit of ($99,031) at September 30, 2011 as a result of the use of working capital to fund operating expenses exceeding cash inflows from operating revenues.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$500,000 in connection with business development;

2.	$2,000,000 for operating expenses; and

3.	$90,000 for professional fees.

We require a minimum of approximately $2,590.000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. The Company’s software and hardware is used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, the Company’s principal business is to provide its clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we own and operate in North American and Chinese advertising markets. The Company’s ability to generate revenues from planned advertising sales depends largely on its ability to provide a large interactive network of digital kiosks and digital TV screens that show the Company’s programs in high traffic locations at trade-show exhibitions, large retail stores and shopping malls. This, in turn, requires that the Company obtains specialized broadcast interactive television (“Micro-broadcast”) contracts or concession rights contracts in order to operate its business. As such, in order to generate revenues, the Company will incur substantial expenses in the development of its business. The Company therefore expects to incur significant losses in the foreseeable future. The Company recognizes that if it is unable to generate significant revenues from its activities, the Company’s entire business may fail. There is no history upon which to base any assumption as to the likelihood that the Company will be successful in its plan of operation, and the Company can provide no assurance to investors that it will generate operating revenues or achieve profitable operations in the future. As the Company had cash in the amount of $289,886 and a working capital deficit of $99,031 as of September 30, 2011, the Company does not have sufficient working capital to enable it to carry out its stated plan of operation for the next twelve months.

The Company may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to the Company’s shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict the Company’s operations and liquidity.

There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If the Company is not able to obtain additional financing on a timely basis, it may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

The Company has no commitments for capital expenditures as of September 30, 2011.

Operating Activities

Operating activities used cash of $1,746,975 during the nine months ended September 30, 2011 as compared to $18,058 during the nine months ended September 30, 2010. The increase was primarily due the acquisition of a wholly owned subsidiary called Qeyos Ad Ad Systems Inc., costs of development of interactive proprietary software, know-how and hardware. Qeyos maintains corporate offices and warehouse facilities with approximately 29 employees in Burnaby, British Columbia and development offices with approximately 15 employees in Wuxi, China resulting in expenditures for salaries and wages of an amount of $841,746 during the nine months ended September 30th, 2011. The Company endeavored to emerge from its development status with a specialized product and service offering of turnkey technology and services including content production for interactive digital signage and kiosk applications suitable for retail, hotel and hospitality, automotive, targeted promotions using coupons in real time, and point of purchase transactions and support resulting in expenditures of an amount of $419,023 in the same period. In addition, the Company experienced increased spending to advance on the expertise of its consultants toward certain emerging business and market opportunities primarily in the United States that have yet to come to fruition. Increased spending was made on travel, advertising and promotion with a view to increasing market awareness of the Company and its ready for market technology offerings.

Investing Activities

Net cash used in investing activities of $57,989 during the nine months ended September 30, 2011, as compared to $5,074 during the nine months ended September 30, 2010, was for the purchase of property and equipment required for the support of business activities, including computer equipment for software development activities.

Financing Activities

Financing activities provided cash of $1,217,002 during the nine months ended September 30, 2011 as compared to $108,540 during the nine months ended September 30, 2010. This increase was primarily due to funds received from private placement subscriptions.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2010, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred a net loss of $4,598,889 for the period from inception on October 5, 2000 to September 30, 2011, has negative cash flow, has a stockholders’ deficiency and has minimal revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from advertising sales. Management has plans to seek additional capital through private placements, public offering of any common stock, convertible debt and credit facilities.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent on the development of proprietary software, know-how and hardware. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses to related parties for the nine months ended September 30, 2011 and 2010 as follows:

(a)

The Company paid management fees of $Nil (2010 - $41,485) to a company controlled by Stephen Barley, a former director of the Company, for the nine months ended September 30, 2011. Pursuant to an agreement dated November 1, 2008, the Company paid $5,806 (CDN$5,600) per month to a company controlled by Mr. Barley for management services on a month to month basis.

(b)

As of September 30, 2011, amounts owing to related parties consisted of $2,270 owed from a director and companies controlled by a director. At December 31, 2010, accounts payable included $11,320 owed to Stephen Barley, a former director of the Company and to a company controlled by the same director, and $5,209 owed to a company controlled by Ross J. Tocher, an officer of the Company.

(c)	Interest expensed by the Company relating to notes payable due to a company with a common officer (Ross J. Tocher) amounted to $nil for the nine months ended September 30, 2011 (2010 - $3,796).

(d)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to the President of the Company at a fair value of $0.20 per share to settle debt of $957,787.

(e)

On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by Ross J. Tocher, the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

(f)

On August 5, 2011, the Company issued the Debenture to R.J. Tocher Holdings Ltd., a company owned by Ross J. Tocher, the Company’s President, having the terms described above under the heading “Overall Performance”.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at September 30, 2011 or at December 31, 2010.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, useful life and recoverability of long-lived assets, the fair value of stock-based compensation, valuation allowance for income tax purposes and fair value measurements of financial instruments.

Revenue Recognition

Upon achieving full commercial operation, the Company recognizes revenue from software licensing and customization when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company has granted a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable if the other conditions noted above are satisfied.

Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20 Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To September 30, 2011, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705 software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are between 20% and 50%.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with ASC 830, Foreign Currency Matters, into U.S. dollars and reported as follows:

i)	monetary items at the exchange rate prevailing at the balance sheet date;

ii)	non-monetary items at the historical exchange rate;

iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share. Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

  Level 1 – defined as observable inputs such as quoted prices in active markets;
  Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
  Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising amounts receivable, accounts payable and accrued liabilities, and notes payable, were a reasonable approximation of their fair value.

Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at September 30, 2011 and 2010, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)	the date at which the counterparty’s performance is complete;

ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or

iii)	the date at which the common shares are issued if they are fully vested and non- forfeitable at that date.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. In this section, references to “we”, “our” or “us” refers to the Company.

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. As of September 30, 2011, we had accumulated $4,598,889 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos on January 28, 2011, our business is now the development of proprietary software, know-how and hardware. Our software and hardware is used in the digital out-of-home media advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we own and operate in North American and Chinese advertising markets. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain Micro-broadcast contracts or concession rights contracts in order to operate our business. As such, in order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology, however, we have not yet obtained any patents or trademarks. We have applied for a registered U.S. trade-name “Qwick Media”, which is pending under serial number 85,078,835. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $289,886 and a working capital deficit of $99,031 as of September 30, 2011. Although we obtained cash of $1,000,00 as a result of the closing of the private placement on November 18, 2011, if our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

  investors’ perception of, and demand for, securities of alternative advertising media companies;
  conditions of the U.S. and other capital markets in which we may seek to raise funds;
  our future results of operations, financial condition and cash flows;
  People’s Republic of China (“PRC”) governmental regulation of foreign investment in advertising services companies in the PRC;
  economic, political and other conditions in North America and the PRC; and
  PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition and could cause our business to fail.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Qeyos was incorporated and began operations in January 2009. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our interactive digital media Micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for readers to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Given our limited operating history, we may not be able to:

  preserve our position in the interactive digital media markets in North America and China;
  manage our emerging relationships with large retailers and Micro-broadcast sponsors to secure network broadcast and media management contracts or concession rights contracts and obtain such contracts or concession rights contracts to operate interactive digital media platforms in leading retail chains on commercially advantageous terms or at all;
  obtain, retain and acquire advertising clients;
  manage our emerging relationships with third-party non-advertising content providers;
  secure a sufficient amount of low-cost interactive digital kiosks and digital TV screens from our suppliers;
  manage our expanding operations, including the integration of any future acquisitions;

  increase and diversify our revenue sources by successfully expanding into other complimentary advertising media platforms and replacing third party light box displays to interactive digital frames;
  respond to competitive market conditions;
  maintain adequate control of our expenses; or
  attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America and China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our interactive digital media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our Micro-broadcast network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, large retailing companies may decide not to allow us to operate the interactive digital and interactive TV screens in stores or shopping malls or to place our programs in high traffic areas, and advertisers may view our micro-broadcast network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to decline spending on our Micro-broadcast network and interactive advertising distribution channels.

Interactive DOOH advertising is a new concept in North America and China and in the advertising industry generally. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness.

If a substantial number of advertisers lose interest in advertising on our Micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We plan to derive the majority of our revenues from the provision of advertising services. If there is a downturn in the advertising industry, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

We do not have any current plans to expand outside our existing sector and enter into more advertising segments to diversify our revenue sources. As a result, if there were a downturn our advertising sector for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our plan of operations as specified in proposed contracts or obtain new contracts or concession rights contracts on commercially advantageous terms or at all, we may be unable to maintain or expand our Micro-broadcast network coverage and our costs may increase significantly in the future.

Our ability to generate planned revenues from advertising sales depends largely upon our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations of trade-show exhibitions, large retail stores and shopping malls. This, in turn, requires that we obtain Micro-broadcast contracts or concession rights contracts to operate our business. There are no assurances that we will be able to carry out our operations in a manner as specified in such future contracts or that the typical terms of such contracts, ranging from three to five years, will be capable of including any automatic renewal provisions.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our Micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. The advertisers will provide us with the advertising content that they do not retain us to produce. All of the non-advertising content is provided by third-party content providers such as various local television stations and television production companies. For example, we have plans to include a variety of news and entertainment content provided by third parties on our Micro-broadcast network, without charge, on the condition that their logo is displayed throughout the duration of the provided content. Certain third-party content providers also do not plan to charge us for their content.

There is no assurance that we will be able to secure these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our Micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

If we are unable to attract advertisers to purchase advertising time on our Micro-broadcast network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.

The fees we charge advertising clients and agencies for time slots on our network depend on the size and quality of our interactive network and the demand by advertisers for advertising time on our network. We believe advertisers will choose to advertise on our Micro-broadcast network in part based on the intended size of our network, the desirability of the locations where we have placed our interactive kiosks and digital TV screens and the attractiveness of our network content. If we fail to establish sufficient critical mass, maintain or increase the number of our interactive displays, solidify our brand name and reputation as a quality interactive digital media provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our Micro-broadcast network or to pay the levels of advertising fees we require to grow our profits.

When our planned advertising network of interactive digital kiosks and TV screens reaches saturation in the major retail locations where we seek to operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens reaches saturation in any particular Micro-broadcast network, we may be unable to offer additional advertising time slots to satisfy all of our expected advertisers’ needs. We would need to increase our advertising rates for advertising in such networks in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time.

Including non-advertising content in our programs may be deemed a form of broadcasting under applicable federal law. If so, we may be required to obtain certain approvals and/or authorizations, the failure of which may make us unable to continue to include non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

Current laws and regulations in North America and China may prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant authorities. Applicable laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current laws and regulations in the jurisdictions in which we intend to operate we cannot assure you that the relevant authorities will reach the same conclusion.

If we are in fact deemed to be engaged in the broadcasting of non-advertising content, we may be subject to monetary penalties or may be forced to eliminate non-advertising content from the programs included in our Micro-broadcast digital TV screens, all of which could have a material and adverse effect on our intended business operations. In addition, if new laws or regulations are promulgated that characterize our business operations as engaging in the broadcasting of non-advertising content, we would be required to obtain additional approvals and/or authorizations. If we fail to obtain any required approvals and/or authorizations, we may not be able to continue to include non-advertising content in our programs and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

We shall be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, which would make us more vulnerable to the loss of intended major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure that we will not be dependent on a small number of customers in the future. If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our Micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our intended anchor customers is significantly delinquent with their payments, our financial conditions may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to realize, increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for interactive advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our Micro-broadcasting advertising network.

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond interactive kiosks and interactive digital TV screens if advertisers find other media and platforms, such as mobile applications, to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

We currently plan to play advertisements in our network primarily through Internet VPN broadband and wireless 3G+ networking, and digital players, respectively. In the future, we may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.

If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may not realize or may lose our future market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the passive display DOOH advertising industry. We must compete with other media platforms of advertising for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into interactive advertising in the future.

Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our plan of operations is subject to fluctuations in the demand for interactive DOOH advertising, which is affected by, among other things, seasonality and general economic conditions, and a decrease in the demand for interactive DOOH advertising may make it difficult for us to sell our advertising time slots.

Our planned operations are directly linked to the fortunes of the DOOH advertising industry. Demand for such advertising fluctuates significantly from period to period, is subject to seasonality due to weather conditions, and is particularly susceptible to downturns in the economy, any of which could lead to a reduction in the growth of the DOOH industry in North America and China.

A decrease in demand for our planned advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.

Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions, and advertising spending typically decreases during periods of economic downturn.

Our clients may reduce the money they spend to advertise on our network for a number of reasons, including:

  a general decline in economic conditions;
  a general decline in the number of consumers and consumer spending;
  a decline in economic conditions in the particular cities where our network plans to be located;
  a decision to shift advertising expenditures to other available advertising media; and
  a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations.

If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Rapid growth and expansion may place significant strain on our management personnel, systems and resources. We must establish and continue to expand our operations to meet the anticipated demands of advertisers for larger and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.

We also will need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with our prospective clientele and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new Micro-broadcast sponsors that we will aim to add as part of our network. As we add new interactive kiosks and interactive digital TV screens and other media platforms, we will need to incur greater maintenance costs to maintain our equipment.

All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure the reader that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, including risks associated with:

  the integration of new operations, services and personnel;
  unforeseen or hidden liabilities;
  the diversion of resources from our existing business and technology;
  our potential inability to generate sufficient revenue to offset new costs;
  the expenses of acquisitions; or
  the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income.

We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of interactive, consumer spending and corresponding advertising trends in North America and China. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America and China is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may experience seasonality effects due to the seasonality of DOOH and advertising spending in North America and China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in North America and China and potential changes to the regulation of the advertising industry in North America and China, which are discussed elsewhere in this Form 20-F. If our projected revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in North America and other countries and we may not be able to properly screen out unlawful content.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and China and our advertising clients may be less willing to place advertisements on our network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Risks Related to Regulation of Our Business and to Our Structure

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations.

As an interactive advertising service provider, we are obligated under laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure the reader that each advertisement that an advertiser or advertising agency client provides to us and which we include in our Micro-broadcast network programs is in compliance with relevant advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, the content standards in the PRC are less certain and less clear than in those in countries such as the United States and we cannot assure the reader that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

PRC regulations currently permit 100% foreign ownership of companies that provide advertising services. Any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Penalties for violations include:

  revoking the business and operating licenses of our pending PRC subsidiaries and affiliates;
  discontinuing or restricting our pending PRC subsidiaries’ and affiliates’ operations;
  imposing conditions or requirements with which we or our pending PRC subsidiaries and affiliates may not be able to comply;
  requiring us or our pending PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or
  restricting or prohibiting our use of the proceeds of the concurrent private placement to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

Changes in laws and regulations governing interactive advertising or otherwise affecting our business in North America or China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

There are no existing laws or regulations that specifically define or regulate interactive DOOH advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing Internet based interactive television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of interactive advertising, our business licenses or otherwise affecting our planned business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  the amount of government involvement;
  the level of development;
  the growth rate;
  the control of foreign exchange; and
  the allocation of resources.

While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the interactive advertising industry. Such developments could have a material adverse effect on our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our software development business in part through agreement and assistance from Companion Sino-net Technology Development (Beijing) Co., Ltd., which is an indirect 90% corporate subsidiary and affiliate of R. J. Tocher Holdings Ltd., a company owned by our Chief Executive Officer, Ross James Tocher, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Under China’s existing foreign exchange regulations, we will be permitted to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our planned subsidiary and affiliated entities in China such as Companion Sino-net Technology Development (Beijing) Co., Ltd. continue to be subject to significant foreign exchange controls and require the approval of SAFE or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign currencies through debt or equity financing, and could affect our business and financial condition.

Risks Relating to our Management

Because our officers, directors and principal shareholders control a large percentage of our common stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors, in the aggregate, beneficially own 48.59% of the issued and outstanding shares of our common stock. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross J. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our Vice-president of Operations, Alan Husejnagic, and Vice-president of Sales, Steve Owst, and their working relationships with our employees, our other major shareholders, our advertising clients, Micro-broadcast network sponsors and advertisers, and relevant government authorities.

If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors will devote only that portion of their time which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates. Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us. This includes rendering advice or services of any kind to other investors and creating or managing other businesses.

Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our stock.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, such changes could have a material adverse effect on our financial position or otherwise.

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

Risks Relating to Our Common Stock

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to resell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. 25,000,000 of the preferred shares have been designated as Class A Preferred Shares. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Penny stock rules will limit the ability of our shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “QWIKF”. As of November 29, 2011, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	71,128,456
Preferred Shares	$0.001	100,000,000(1)	2,027,945

(1) 25,000,000 preferred shares have been designated as Class A Preferred Shares

Stock Option Plan

In connection with the completion of the acquisition of Qeyos, on January 28, 2011, the Company’s board of directors adopted the 2011 Stock Option Plan (the “Plan”), providing for the issuance of up to 6,620,230 shares of the Company’s common stock to the officers, directors, employees and consultants of the Company and its subsidiaries. Pursuant to the Plan, the Company granted options to purchase an aggregate of 2,400,000 shares of common stock at $0.20 per share to directors and officers that held options to purchase ordinary shares of Qeyos. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the nine months ended September 30, 2011, the Company recorded stock-based compensation for the vested options of $178,551 as consulting expense related to these options.

The following table sets out particulars of outstanding stock options we have granted as of September 30, 2011:

Name	Stock Options Granted	Exercise Price	Expiry Date
Ross J. Tocher Director, President and Chief Executive Officer	300,000	$0.20	December 29, 2015
Barb Welsh Director	300,000	$0.20	December 29, 2015
Brian Petersen Director	300,000	$0.20	December 29, 2015
Kevin R. Kortje Chief Financial Officer	300,000	$0.20	December 29, 2015
Gregory G. Dureault Senior Vice President and General Counsel	300,000	$0.20	December 29, 2015
Alan Husejnagic Vice President of Operations	300,000	$0.20	December 29, 2015
Steve Owst Vice President of Sales	200,000	$0.20	December 29, 2015
Dan Hrabarchuk IT Developer	60,000	$0.60	July 30, 2015

The Company has no outstanding warrants or other securities that are convertible into common shares of the Company.

Convertible Debenture

On August 5, 2011, the Company issued the US$1,000,000 Debenture, described above under the heading “Overall Performance”, to R.J. Tocher Holdings Ltd., a company owned by the Company’s President and Chief Executive Officer. The Debenture had a maturity date of July 30, 2015 and bore interest at 10% per annum. Principal and accrued interest on the Debenture was initially to be convertible at any time into common shares of the Company at a deemed conversion price of: (i) $0.60 per share until July 30, 2012; (ii) $1.00 per share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per share between July 31, 2013 and the maturity date. On November 18, 2011, the Company amended the terms of the Debenture to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Shares rather than common shares. Immediately upon the effectiveness of the Amendment, R.J. Tocher converted the entire principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of US$1.00 per Class A Share.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this interim Management Discussion and Analysis.